Exhibit 99.1

ASX:PGL NASDAQ:PGLA Progen Pharmaceuticals Ltd Corporate Presentation Q1 2010

Forward Looking Statements This presentation contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by, amongst others, the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PG11047, PG545, PG562, PG11122, PG11144 and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages. 2 Progen Pharmaceuticals Ltd

Company Overview - A New Way Forward The company has concluded a review of the scientific and operational elements of Progen business and assets In setting the strategy moving forward to drive shareholder value the following features have been identified: Resolved matters relating to company stability Sound cash position Core focus on the dual mechanism oncology products Discontinue the PG500 series program in RA Divest epigenetic assets Building strong management capacity Rationalising operations and tightening control 3 Progen Pharmaceuticals Ltd

Key Points - Stability 2010 sees company stability returned Shareholder dispute resolution The settlement agreement reached back in November 2009 determines a new and stable BOD structure for at least 18 months Retain ca. $20 million as at 31 December 2009 4 Progen Pharmaceuticals Ltd

Key Points – Strategic Direction Future value creation New strategy creates multiple value inflection points over the next 2-3 year period Capacity to execute - cash & management A focus on developing the “dual mechanism” oncology product pipeline How: Effective execution of current core programs Discontinuing PG562 Non core program divestment (epigenetics) Portfolio expansion via in-licensing Partnering 5 Progen Pharmaceuticals Ltd

Key Points - Management New experienced & cohesive board of directors Dr John Chiplin - interim CEO Building new management team new CEO by Q2 2010 Rebuilding partnerships Strategic and operational planning underway 6 Progen Pharmaceuticals Ltd

Key Points – Operational Matters Rationalising of Brisbane offices Significant cost savings resulting from changes going forward Currently 2-3 years of cash on hand 7 Progen Pharmaceuticals Ltd

2010 Timetable 8 Q1 2010 Complete scientific and operational audit of PGL assets: Recommendation to Board of Directors Q2 2010 Implement new board approved strategy Objective - A dual mechanism cancer company with 2-3 years cash Aim - Targeting 2-3 clinical assets in an area of major unmet medical need New CEO Q3 2010 Progress in Phase 3 trial muparfostat Q4 2010 PG545 in clinic Spin out epigenetics assets Progress in the heparanase discovery program Progen Pharmaceuticals Ltd

Core Product Areas Dual Mechanism Approach Anti-angiogenesis & Anti-metastasis A therapeutic approach of both controlling tumour growth and spread 9 Progen Pharmaceuticals Ltd Product Current Development Phase Muparfostat Phase 2 to Phase 3 PG545 Late preclinical Heparanase inhibition Discovery program

PG545 inhibits spontaneous metastasis in tumour models in which the TKI sorafenib is not effective Vehicle Control PG545 – 15mg/kg, 2x wk (TGI = 30%) PG545 – 20mg/kg, 2x wk (TGI = 66%) PG545 – 25mg/kg, 2x wk (TGI = 95%) Sorafenib – 60mg/kg, 1x daily 0 5 10 15 20 25 30 No. of Lung Metastases ** *** + Breast Cancer model (4T1) 0 0.5 1 1.5 2 2.5 3 3.5 No. of lung metastasis ** Vehicle Control PG545 – 20mg/kg, once only (TGI = 63%) PG545 – 20mg/kg, 1x wk (TGI = 96%) Sorafenib – 60mg/kg, 1x daily Lewis Lung Carcinoma 10 Progen Pharmaceuticals Ltd

Recent articles last year highlight shortcomings of TKI and other angiogenesis inhibitors

Cancer Cell
Report

Accelerated Metastasis after Short-Term Treatment with a Potent Inhibitor of Tumor Angiogenesis

John M.L. Ebos,[1,2] Christina R. Lee,[1] William Cruz-Munoz,[1] Georg A. Bjarnason,[3] James G. Christensen,[4] and Robert S. Kerbel[1,2,*]
[1]Molecular and Cellular Biology Research, Sunnybrook Health Sciences Centre, Toronto, ON M4N 3M5, Canada
[2]Department of Medical Biophysics, University of Toronto, Toronto, ON M5G 2M9, Canada
[3]Sunnybrook Odette Cancer Centre, Toronto, ON M5G 2M9, Canada
[4]Pfizer Global Research and Development, La Jolla Labs, La Jolla, CA 92121, USA

Cancer Cell
Minireview

Silencing or Fueling Metastasis with VEGF Inhibitors: Antiangiogenesis Revisited

Sonja Loges,[1,2] Massimiliano Mazzone,[1,2] Philipp Hohensinner,[1,2] and Peter Carmeliet[1,]
[1]Vesalius Research Center, VIB, B-3000 Leuven, Belgium
[2]Vesalius Research Center, KU Leuven, B-3000 Leuven, Belgium

Cancer Cell
Article

Antiangiogenic Therapy Elicits Malignant Progression of Tumors to Increased Local Invasion and Distant Metastasis

Marta Páez-Ribes,[1,6] Elizabeth Allen,[2,6] James Hudock,[3] Takaaki Takeda,[4] Hiroaki Okuyama,[4] Francesc Viñals,[1,5] Masahiro Inoue,[4] Gabriele Bergers,[3] Douglas Hanahan,[2,*] and Oriol Casanovas[1,*]
[1]Translational Research Laboratory, Catalan Institute of Oncology, IDIBELL, 08907 L'Hospitalet de Llobregat, Spain
[2]Department of Biochemistry & Biophysics, Diabetes Center, and Helen Diller Family Comprehensive Cancer Center
[3]Department of Neurosurgery and Helen Diller Family Comprehensive Cancer Center
University of California, San Francisco, San Francisco, CA 94143, USA
[4]Department of Biochemistry, Osaka Medical Center for Cancer and Cardiovascular Diseases, Osaka 537-8511, Japan
[5]Departament de Ciències Fisiològiques II, Universitat de Barcelona, IDIBELL, 08907 L'Hospitalet de Llobregat, Spain

Clinical Cancer Research

Preclinical Drug Development Must Consider the Impact on Metastasis

Patricia S. Steeg,[1] Robin L. Anderson,[2] Menashe Bar-Eli,[3] Ann F. Chambers,[4] Suzanne A. Eccles,[5] Kent Hunter,[6] Kazuyuki Itoh,[7] Yibin Kang,[8] Lynn M. Matrisian,[9] Jonathan P. Sleeman,[10] Dan Theodorescu,[11] Erik W. Thompson,[12] and Danny R. Welch[13]

Progen Pharmaceuticals Ltd

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Core Pipeline Dual Mechanism Targeted therapies Focused on blocking specific cancer processes Product Early Discovery Late Discovery Early Preclinical Late Preclinical Phase 1 Phase 2 Phase 3 NDA Muparfostat (Partnered) Post-resection HCC Muparfostat (Partnered) Metastatic Melanoma PG545 12 Heparanase Program Progen Pharmaceuticals Ltd

13 Muparfostat Update Currently licensed for further clinical development (Phase 3) in post-resection HCC Phase 3 trial planning in preparation 132 patients have been recruited in to the Phase 2 trial in melanoma (PR88205) and 3 patients remain on-study. Phase 2 trial in melanoma (PR88205) draft study report expected by Q3, 2010 2 patients (with metastatic melanoma) remain on long-term muparfostat treatment (8+years) via a continuation protocol from PR88201 study PharmaSynth retains the right to commercialise muparfostat in Australia Progen Pharmaceuticals Ltd

PG545 Anticipated to enter the clinic for advanced cancer indications pending final stage preclinical safety studies PG545 has been designed to target tumour angiogenesis and metastasis PG545 is a heparan sulfate mimetic in the same class as muparfostat PG545 is a single molecular entity and has a favourable target product profile 14 Progen Pharmaceuticals Ltd

Heparanase Inhibitor Overview Heparanase is the only enzyme capable of cleaving heparan sulfate – a critical component of the extracellular matrix Degradation of heparan sulfate by heparanase is an important step in angiogenesis, metastasis and inflammation No small molecule, heparanase-specific inhibitors have been developed to date High Throughput Chemical Screening (HTCS) complete Hit to lead development program in preparation 15 Progen Pharmaceuticals Ltd

Product Areas in Review Epigenetics is currently a hot area for drug discovery with significant interest from the investment community. We have two programs that fit as a divestment package that should allow the company to extract value for shareholders without diverting away from core oncology assets. Epigenetics Program ‘Controlling expression of function of genes involved in cancer initiation and progression’ Preclinical development compounds Extensive discovery platform PG11144 lead LSD1 inhibitor compound Anti-proliferation program ‘Controlling cell growth through polyamines’ PG11047 in Phase 1 clinical studies New IP surrounding the use of PG11047 with epigenetic modulators now available adding further value 16 Progen Pharmaceuticals Ltd

17 Technology Label Early Discovery Late Discovery Early Preclinical Late Preclinical Phase 1 Phase 2 Phase 3 NDA PG11047 Monotherapy PG 11047 Combo PG11400 Series PG11100 Series LSD1 Series Epigenetics Discovery Therapy Pipeline Epigenetics Assets The epigenetic product portfolio represents a defined and well positioned series of drug candidates and discovery opportunities. Given the interest in the epigenetics space, our package should attract a number of spin out options. Progen Pharmaceuticals Ltd

Discontinued Products PG562 was being developed for indication in in Rheumatoid Arthritis (RA) Efficacy was shown in animal models However it was decided to discontinue the product based on: The market space dynamics Preservation of cash The focus on dual mechanism oncology products 18 Progen Pharmaceuticals Ltd

Company Financials At 31 December 2009 cash at bank - $19,950,000 The loss of $8.2m for the half-year ended 31 December 2009 included a $2.7m legal settlement and costs Savings realised through the divestiture of non-core assets, reduced corporate costs and the absence of the previous item will significantly reduce Progen’s cash-burn rate in FY2011 19 Progen Pharmaceuticals Ltd

Board and Share Capital Board of Directors Chair: Mr Stuart James Directors : Dr Julie Cherrington, Dr John Chiplin, Mr Thomas Burt, Mr Heng Hsin Tang, Dr Paul Lin Top 20 Shareholders: 55% of issued shares Substantial Shareholders: 22% of issues shares Medigen Biotechnology Corporation (8.46%) Ms Chuang et al (8.59%) CCH Investments et al (5.03%). Total Shares 24,709,097 (~10% Nasdaq PGLA; ~90% ASX PGL) Listed options on issue 2,970,538 (expiry 28/05/2010) Unlisted options on issue 459,000 20 Progen Pharmaceuticals Ltd

PharmaSynth - CMO A Progen Group Company PharmaSynth is a contract manufacturing organisation (CMO) related to the process development, manufacture and quality assurance of biological products Profitable for 2009 FY Potential to grow market share in early phase CMO through effective engagement in the North American and Asian regions A self sustaining business with no distraction to Progen core business Significant muparfostat manufacturing expertise that may give leverage with composition of matter patent expiry 24 April 2016 21 Progen Pharmaceuticals Ltd

Key Points Summary 2010 sees company stability returned sound cash position - retain ca. $20 million as at 31 December 2009 New cohesive board Building strong management capacity Rationalising operations and tightening control Core focus on the dual mechanism oncology products Divest of the epigenetic assets Discontinue the PG562 program 22 Progen Pharmaceuticals Ltd

Focused to Succeed New strategic plan is designed to: Maximise & maintain corporate stability Build strong management Effective use of cash resources Draw tight focus on core assets to emerge as: A leading dual mechanism oncology products company 23 Progen Pharmaceuticals Ltd

24 Progen Pharmaceuticals Ltd Progen Pharmaceuticals Ltd Corporate Presentation Q1 2010 Brisbane, Queensland ACN: 010 975 612 ASX:PGL NASDAQ:PGLA www.progen-pharma.com